

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 27, 2010

Mr. Douglas Newby
Chief Financial Officer
PolyMet Mining Corp.
1177 West Hastings Street Suite 1003
Vancouver, B.C. Canada V6E 2K3

      Re: PolyMet Mining Corp
              Form 20-F for the Fiscal Year Ended January 31, 2010
              Filed May 3, 2010
              File No. 001-32929

Dear Mr. Newby:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                         Sincerely,

                         Brad Skinner
                         Senior Assistant Chief
                         Accountant